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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13A-16 or 15D-16 of the
                        Securities Exchange Act of 1934

                         For the month of January 1999



                          PEAK INTERNATIONAL LIMITED
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                   Units 3, 4, 5 and 7,  37/th/ Floor, Wharf
                        Cable Tower, 9 Hoi Shing Road,
                           Tsuen Wan N.T., Hong Kong
                  -----------------------------------------
                   (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

               Form 20-F   X             Form 40-F
                         -----                     ----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
               Yes                  No   X
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          On November 18, 1998, Peak International Limited, a Bermuda
corporation, (Peak), announced that it had received a non-binding indication of interest from a U.S. company that contemplates a possible acquisition of Peak at a price range somewhat above then current market levels.

          On December 2, 1998, Peak announced that it has formed a committee of the Board of Directors for the purpose of considering strategic alternatives open to Peak and to enhance shareholder value, including the consideration of the non-binding indication of interest regarding an acquisition of Peak previously announced.

          At that time, Peak also announced the termination of Richard Brook's employment as its President and Chief Executive Officer, and the appointment of Jerry Mo to serve as acting President and Chief Executive Officer.

          On December 21, 1998, Peak International Limited, a Bermuda corporation, ("Peak"), announced that it has appointed Donaldson, Lufkin & Jenrette to act as its financial advisor for the purpose of the consideration of strategic alternatives open to Peak, including the consideration of the non-binding indication of interest regarding an acquisition of Peak previously announced. There can be no assurance that Peak will pursue any transaction.

          On January 29, 1999, Peak reported strengthening in its business markets for its third quarter ended December 31, 1998.

          Peak files the following exhibit as part of this Report:

          Exhibit 99.1 Copy of the Press Release, dated November 18, 1998, issued by Peak, publicly announcing the activities reported therein.

          Exhibit 99.2 Copy of the Press Release, dated December 2, 1998, issued by Peak, publicly announcing the activities reported therein.

          Exhibit 99.3 Copy of the Press Release, dated December 21, 1998, issued by Peak, publicly announcing the activities reported therein.

          Exhibit 99.4 Copy of the Press Release, dated January 29, 1999, issued by Peak, publicly announcing the activities reported therein.

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          Pursuant to the requirements of the Securities and Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        PEAK INTERNATIONAL LIMITED

Date: February 5, 1998                  By: /s/ Jerry Mo
                                           --------------------------------
                                           Jerry Mo
                                           Chief Financial Officer

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